

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

July 26, 2012

Mr. Marco Moran
President
Dewmar International BMC, Inc.
132 E. Northside Drive
Suite C
Clinton, MS 39056

Re: Convenientcast, Inc.
File No. 1-32032

Dear Mr. Moran:

We have received your letter dated July 24, 2012 regarding the Company's filing on Form 8-K reporting the acquisition of DSD Network of America, Inc. during October 2011. We understand that you are requesting a waiver of certain financial disclosure requirements and that your request emanates from comments cited by our review staff.

Based on the information provided in your letter, we are unable to grant the waiver you requested. You may contact me at (202) 551-3400 if you have questions about this matter.

Sincerely,

Joel K. Levine
Associate Chief Accountant
Division of Corporation Finance